Noble Finco Limited

13135 Dairy Ashford, Suite 800

Sugar Land, Texas 77478

February 7, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	John Cannarella

Karl Hiller

Christina Chalk

Karina Dorin

Laura Nicholson

Re:	Noble Finco Limited

Registration Statement on Form S-4

Filed December 20, 2021

File No. 333-261780

Ladies and Gentlemen:

This letter sets forth the response of Noble Finco Limited (the “Company,” “Topco,” “we” and “our”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated January 20, 2022, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-4 Filed December 20, 2021

Cover Page

1. Staff’s comment: Please clarify whether Maersk Drilling shareholders may elect to receive cash consideration as well as Topco shares in exchange for their Maersk Drilling shares.

Response:

We acknowledge the Staff’s comment and respectfully refer the Staff to the disclosure on Cover Page 2 of the Revised Registration Statement, which states that “In the Offer, Maersk Drilling shareholders may exchange each Maersk Drilling Share for 1.6137 newly and validly issued, fully paid and non-assessable Topco Shares (the “Exchange Ratio”), and will have the ability to elect cash consideration for up to $1,000 of their Maersk Drilling Shares (payable in DKK), subject to an aggregate cash consideration cap of $50 million.” We have also clarified on page 2 and other applicable pages throughout the Revised Registration Statement that a Maersk Drilling shareholder electing to receive the cash consideration will receive, as applicable, (i) $1,000 for the applicable portion of their Maersk Drilling Shares, or (ii) the amount corresponding to the total holding of their Maersk Drilling Shares if such holding of Maersk Drilling Shares represents a value of less than $1,000 in the aggregate, subject to any reduction under the cap described. A Maersk Drilling shareholder holding Maersk Drilling Shares exceeding a value of $1,000 in the aggregate cannot elect to receive less than $1,000 in cash consideration if the cash consideration in lieu of Topco Shares is elected.

Questions and Answers About the Business Combination and General Meeting

Q: What factors did the Noble Board consider in connection with its decision to recommend voting in favor of the Business Combination?, page x

2. Staff’s comment: We note that one of the risks and potentially negative factors considered by the Noble board was the implied premium to the trading price of Maersk Drilling shares being provided to Maersk Drilling’s shareholders. Please quantify the premium to the trading price of Maersk Drilling shares as of the last trading date prior to the announcement of the transaction.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages xii, 10, and 80 of the Revised Registration Statement to quantify the premium to the trading price of Maersk Drilling shares as of the last trading date prior to the announcement of the transaction.

Q: What are the U.S. federal income tax consequences to me of the Business Combination?, page xvii

3. Staff’s comment: We note your disclosure that the merger is “intended” to constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. Please revise your disclosure to clearly describe the tax treatment of the merger and the related transactions. If the merger is not taxable to shareholders, please also file a tax opinion with your registration statement. If there is uncertainty regarding the tax treatment, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. In that regard, we note that Section 7.21 of the Business Combination Agreement provides that the parties intend that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Refer to Item 601(b)(8) of Regulation S-K, and for guidance, Section III of Staff Legal Bulletin No. 19.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 126 of the Revised Registration Statement. In addition, we have also filed a form of tax opinion as Exhibit 8.1 to the Revised Registration Statement.

Summary

Voting Agreements, page 6

4. Staff’s comment: Please identify the Noble Supporting Shareholders that are parties to the voting agreements. In that regard, we note that such shareholders appear to be counterparties to the voting agreement filed as Exhibit 10.2.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 2, 3 and vii of the Revised Registration Statement to identify the Noble Supporting Shareholders that are parties to the voting agreements.

Relationship Agreement, page 7

5. Staff’s comment: Please identify the Existing Noble Investor that will have certain director designation rights under the Relationship Agreement.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page vi of the Revised Registration Statement to identify the Existing Noble Investor (which we refer to as the Investor Manager in the Revised Registration Statement) that will have certain director designation rights under the Relationship Agreement.

Risk Factors

Risks Relating to Topco and its Business, page 33

6. Staff’s comment: We note that Noble’s board considered the pace of decarbonization as a risk and potentially negative factor. Please include risk factor disclosure addressing any material risks associated with the pace of decarbonization.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 55 and 56 of the Revised Registration Statement to include disclosure addressing the pace of decarbonization.

The Business Combination

Background of the Business Combination, page 70

7. Staff’s comment: Please expand your disclosure to discuss in greater detail the substance of meetings and discussions, including the material terms that were discussed, how the parties’ positions differed and how issues were resolved. For example, please discuss how the parties determined the type and amount of consideration and related terms. In that regard, we note that Maersk initially proposed an all-stock transaction, but the parties ultimately determined that Maersk Drilling shareholders would have the opportunity to elect cash consideration for up to $1,000 of their Maersk Drilling shares, subject to an aggregate cash consideration cap of $50 million. We also note that Noble agreed to certain minimum severance principles with respect to the Maersk Drilling workplace and provided certain shareholders with board designation and registration rights.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 71, 73, 74, 75, 76 and 77 of the Revised Registration Statement to expand our disclosure to discuss in greater detail the substance of meetings and discussions.

Opinion of Maersk Drilling’s Financial Advisor, page 96

8. Staff’s comment: We note that J.P. Morgan reviewed certain internal, unaudited financial analyses, projections, assumptions and forecasts prepared by the management of Maersk Drilling relating to Maersk Drilling’s business and Noble’s business. Please include all projections prepared by Maersk Drilling’s management and provided to J.P. Morgan in connection with its fairness opinion and describe the material assumptions and limitations underlying such projections.

Response:

We acknowledge the Staff’s comment and have revised the disclosure beginning on page 88 of the Revised Registration Statement.

Description of the Exchange Offer, page 114

9. Staff’s comment: Please advise in your response letter whether you are seeking to rely on any exemption for U.S. tender offer rules in connection with this Offer. We note that you have not checked the boxes on the cover page of the Form S-4 to claim reliance on one of the cross-border exemptions listed there, and you have also registered the shares to be issued in the Offer on Form S-4 (rather than issuing them on an exempt basis under Rule 802). However, based on a conversation with your counsel at Kirkland & Ellis, we understand that an exemption may be available. To the extent that you are relying on an exemption from the tender offer rules for some aspects of the Offer, please identify the exemption and summarize the facts supporting its availability.

Response:

We acknowledge the Staff’s comment and respectfully advise that we expect to rely on an exemption for the U.S. tender offer rules in connection with the Offer notwithstanding the fact that we have also registered the shares to be issued in the Offer on Form S-4.

Pursuant to Rule 14d-1(c) of the Exchange Act, a tender offer for the securities of a foreign private issuer is exempt from the requirements of Section 14(d)(1) through (d)(7) of the Exchange Act, Regulation 14D and Schedule TO and Schedule 14D-9 thereunder, and Section 14e-1 and Section 14e-2 of Regulation 14E of the Exchange Act if, among other things, U.S. holders do not hold more than 10% of the class of securities sought in the offer (such exemption, the “Tier I exemption”). Additionally, Rule 14d-1(d) provides that a person conducting a tender offer will be provided certain exemptive relief specified in Rule 14d-1(d)(2) if, among other things, the subject company is a foreign private issuer and U.S. holders do not hold more than 40% of the class of securities sought in the offer (such exemption, the “Tier II exemption”). In order to determine the applicability of the Tier I exemption or the Tier II exemption, Instruction 2 to Rule 14d-1(c) and (d) provides that the U.S. ownership of the class of securities sought in the offer be calculated as of a date no more than 60 before and no more than 30 days after public announcement of the tender offer and, if such calculation is unable to be made during such time frame, the calculation may be made as of the most recent practicable date before public announcement, but in no event earlier than 120 days before announcement.

We advise the Staff that the formal announcement of the Offer has not yet occurred, and may not be made until after the Danish Financial Supervisory Authority (the “DFSA”) has approved the prospectus drawn up as an exemption document in accordance with the exemptions in Articles 1(4)(f) and 1(5)(e) of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017, as amended, and in compliance with the requirements set out in Commission Delegated Regulation (EU) 2021/528 of December 16, 2021 (the “EU Offering Circular”). Currently, we expect that the DFSA may formally approve the EU Offering Circular in May 2022, and therefore, that the determination of the U.S. ownership of Maersk Drilling’s securities may be made as early as March 2022. Following our calculation of U.S. ownership of Maersk Drilling’s securities, we will update the Form S-4 to the extent applicable, including by checking any necessary boxes on the cover page thereto. Although not dispositive of our ability to rely on the Tier I exemption or the Tier II exemption, we have been informed by Maersk Drilling that, following a look-through analysis, approximately 8.02% of Maersk Drilling’s outstanding shares as of December 2021 were owned by shareholders resident in the U.S. As such, we have prepared the Form S-4 based on an assumption that we will qualify for the Tier I exemption. Further, we believe the likelihood that we will at least qualify for the Tier II exemption is high, as approximately 50% of the issued and outstanding Maersk Drilling Shares are held by APMH Invest and A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond, each of which is not a U.S. holder. We will revise the Form S-4 and submit other filings with the Commission as necessary following our determination of U.S. ownership in accordance with the instructions to Rule 14d-1(c) and (d).

10. Staff’s comment: If Danish law allows purchases outside the Offer, please advise and include disclosure in the offer materials if Topco or anyone acting on its behalf intends to make outside purchases. In addition, if outside purchases may occur, describe the available exemption from Rule 14e-5 that allows them to occur and the facts supporting your reliance on such exemption.

Response:

We acknowledge the Staff’s comment and advise the Staff that Danish law allows purchases outside the Offer. Although we and Noble currently do not expect to make outside purchases, we have revised the disclosure on pages 122 and ALT-17 of the Revised Registration Statement to clarify that we and Noble reserve the right to make outside purchases in connection with the Offer. In the event that the Company qualifies for the Tier 1 exemption, as it currently expects, Rule 14e-5(10) provides an exemption for outside purchases if the tender offer is excepted under the Tier 1 exemption, the offer documents provide the disclosures required under Rule 14e-5(10)(ii)-(iv) and the purchases comply with the applicable tender offer laws and regulations of the home jurisdiction. In the event that we do not meet the Tier 1 exemption, and alternatively rely on the Tier 2 exemption, we expect to rely on the exemption provided in 14e-5(12) for outside purchases, which requires, among either things, that the offer meets the conditions of the Tier 2 exemption, the subject company is a foreign private issuer, no purchases or arrangements to purchase otherwise than pursuant to the tender offer are made in the United States and the tender offer price will be increased to match any consideration paid outside of the tender offer that is greater than the tender offer price.

Offer Consideration, page 114

11. Staff’s comment: We note that the cash component of the Offer consideration is based on a formula, one element of which will not “fix” until two days before the commencement of the Offer. When the offer document is finalized and this figure is known, please revise to include it (rather than the description of the formula currently included in the Offer materials).

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 118, ALT-4 and ALT-13 of the Revised Registration Statement to specify the cash component of the Offer when known.

Extension of the Offer Period, page 115

12. Staff’s comment: We note the disclosure that Danish law prohibits the Offer from extending beyond a maximum of ten weeks from commencement, except in certain limited circumstances. Advise how you will handle the limit on the duration of the Offer, if U.S. tender offer rules require an extension of the Offer beyond that date.

Response:

We acknowledge the Staff’s comment and respectfully advise that, given our expected reliance on the Tier I exemption, we do not anticipate that circumstances would arise pursuant to which U.S. tender offer rules would require an extension of the Offer beyond the maximum offer period permitted under Danish law. Additionally, in the event that we rely on the Tier 2 exemption, Topco does not expect to undertake any actions that would require an extension of the Offer pursuant to U.S. tender offer rules beyond the maximum offer period permitted under Danish law.

Important Notices, page 115

13. Staff’s comment: Disclosure in this section indicates that tendering Maersk Drilling shareholders have the right to withdraw tendered shares. However, disclosure on page 117 states that withdrawal rights are available only under limited and specified circumstances. Please revise here to avoid confusing Maersk Drilling shareholders about the extent of their ability to withdraw shares they tender into the Offer.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 119 of the Revised Registration Statement to clarify that withdrawal rights are available only in the limited circumstances as required under Danish law.

Conditions to the Offer, page 116

14. Staff’s comment: You disclose that the Minimum Acceptance Condition for the exchange offer is 80%, which Topco may reduce to 70% in its sole discretion. Please describe the process by which Topco would reduce the minimum tender condition. For example, disclose whether Topco will extend the Offer period after reducing the minimum tender condition and how it would communicate the reduction to Maersk Drilling shareholders.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 121 and ALT-16 of the Revised Registration Statement to describe the process by which Topco would reduce the minimum tender condition.

Right to Withdraw, page 116

15. Staff’s comment: The disclosure here states that Topco reserves the right to terminate or withdraw the Offer, “including if one or more of the conditions to the Offer have not been satisfied at the expiration of the Offer Period.” All Offer conditions must be fully described in the offer materials. The quoted language above implies that Topco may terminate or withdraw the Offer under circumstances in addition to those described in the Conditions section. Please revise or advise.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 121, ALT-16 and ALT-17 of the Revised Registration Statement.

16. Staff’s comment: In the last paragraph on page 116 in this section, you state that Topco reserves the right to withdraw the Offer within five days of receiving notice of a competing offer. However, the existence of a competing offer does not appear to be listed as a condition to this Offer in the “Conditions to the Offer” section beginning on page 144. Please revise or advise.

Response:

We acknowledge the Staff’s comment and advise that the right to withdraw the Offer in the case that a Competing Offer is made, is a statutory withdrawal right that Topco has under the Danish Takeover Order rather than a condition to the Offer provided in the Business Combination Agreement.

Compulsory Purchase, page 118

17. Staff’s comment: Provide additional details about the Compulsory Purchase here, including timing and the purchase price of the remaining Maersk Drilling shares not tendered in the Offer. To the extent the price is not currently known because it will be based on a formula or determined by a court proceeding in Denmark, describe how the determination will be made and by whom. In addition, if remaining shareholders will have the ability to challenge the purchase price in the Compulsory Purchase or otherwise influence it, please describe that mechanism.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 123, 124 and ALT-19 of the Revised Registration Statement to provide additional details about the Compulsory Purchase.

Material Tax Considerations, page 119

18. Staff’s comment: We note your disclosure that if the Merger does not qualify as an F Reorganization, it is not clear how the transactions would be characterized for U.S. federal income tax purposes and what the resulting tax consequences would be. We also note your disclosure that in such case, the tax consequences of the Merger to U.S. Holders may depend on whether the Merger would otherwise qualify as a different type of reorganization under Section 368 of the Code. Please revise to expand your disclosure regarding the federal income tax consequences of the Merger if the Merger does not qualify as an F Reorganization, and add risk factor disclosure for any related risks that are material.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 126 of the Revised Registration Statement to provide that the Merger “will” qualify as a reorganization for U.S. federal income tax purposes and that Kirkland and Ellis LLP will file an opinion to that effect. Accordingly, in accordance with Section III of Staff Legal Bulletin No. 19, the disclosure has not been expanded to describe the consequences if the Merger does not qualify as a “reorganization,” and a risk factor has not been included in the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 148

19. Staff’s comment: Please correct the filing date referenced for the most recent Noble Corporation Form 10-Q, from November 10, 2021 to November 5, 2021.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 154 of the Revised Registration Statement to correct the filing date referenced for the most recent Noble Corporation Form 10-Q.

Note 1 Basis of Presentation, page 152

20. Staff’s comment: We note that you depict the business combination assuming that Maersk Drilling shareholders tender 100% of their shares and have disclosure in Note 10 on page 180 of the effects pertaining to non-controlling interests if such shareholders tender 80% of their shares instead. However, your disclosure on page 152 indicates that you may decide to proceed if only 70% of the Maersk Drilling shares are tendered.

Please expand your disclosures to address or to illustrate the range of possible merger scenarios to comply with Rule 11-02(a)(10) of Regulation S-X.

Please also expand disclosures on pages 18, 113, and 153, stating that “ultimate determination of the accounting acquirer is a qualitative and quantitative assessment that requires careful consideration, of which the final determination will occur after the consummation of the Business Combination,” to identify the particular factors that are subject to change, or that you have not yet considered, and that may alter your view.

For example, please clarify how the director designation rights of the Existing Noble Investor and APMH Invest, as described on pages xv, 7, 146, 228 and ALT-8, may effect the composition of the board, either by adding to the number of board members or replacing the initial members whom you have identified; the level and concentration of interests among each of these investors, and the mechanism by which each may undertake and implement a change should be addressed.

Given the uncertainty you have expressed, tell us why you have not included a pro forma scenario with Maersk Drilling depicted as the accounting acquirer.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 18, 117, 159, 184 and 185 of the Revised Registration Statement. Additionally, in light of the revised response clarifying director designation rights, we respectfully advise the Staff that we have removed disclosure regarding the uncertainty of the accounting acquirer assessment.

CC) Weighted average shares outstanding and loss per share, page 177

21. Staff’s comment: Please disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for all periods depicted in your pro forma statements of operations.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 182 of the Revised Registration Statement.

Business of Topco before the Business Combination, page 181

22. Staff’s comment: We note your disclosure explaining that Topco’s financial year presently corresponds to the calendar year although this may change in connection with the business combination. Please expand your disclosure to clarify the extent to which such a change is being considered or contemplated, identify the alternate reporting period that you may choose, and indicate when you expect to finalize the decision relative to the effective date of your registration statement, and the date that such a change would take effect and be utilized in your financial reporting.

Response:

We acknowledge the Staff’s comment and kindly advise the Staff that the Company expects to continue to have its fiscal year coincide with the calendar year. Accordingly, we have revised the disclosure on page 186 of the Revised Registration Statement.

Business of Maersk Drilling and Certain Information about Maersk Drilling

Liabilities and Indebtedness, page 194

23. Staff’s comment: Please expand your disclosure to include the interest rate for Maersk Drilling Group’s Revolving Credit Facility, Syndicated Facilities Agreement and DSF Facility Agreement and disclose the minimum free liquidity, leverage ratio and equity ratio financial covenants that must be complied with by the Maersk Drilling Group, or tell us why such information is not material. Please also file such agreements and any amendments thereto as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 200, 201 and 202 of the Revised Registration Statement, including to specify the interest rate for Maersk Drilling Group’s Revolving Credit Facility, Syndicated Facilities Agreement and DSF Facility Agreement and to disclose the minimum free liquidity, leverage ratio and equity ratio financial covenants that must be complied with by the Maersk Drilling Group. As noted in the revised disclosure, the amendment to the Syndicated Facilities Agreement has not yet been finalized. As such, we have not filed the amendments or underlying agreements as exhibits to the Revised Registration Statement.

Maersk Drilling’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contract Drilling Services Backlog, page 202

24. Staff’s comment: Please expand your risk factor disclosure in the third paragraph on page 46 to complete the sentence that begins “Of the $1.0 billion in contracted backlog as of September 30, 2021...,” as necessary to clarify the concern being expressed and to reconcile, as appropriate, with the details of backlog that are provided under this heading.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 44 of the Revised Registration Statement.

Comparison of Shareholder Rights, page 243

25. Staff’s comment: We note your disclosure on page 268 that Exchange Act proxy rules will continue to apply to Topco, unless there are further changes in Noble as described in “Effect of the Merger on Potential Future Status as a Foreign Private Issuer.” However, it does not appear that you have included disclosure regarding the effect of the merger on the potential future status as a foreign private issuer. Please advise.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 276 and ALT-53 of the Revised Registration Statement.

Beneficial Ownership of Topco Shares, page 271

26. Staff’s comment: Please identify the natural person or persons who exercise voting and/or dispositive control of the shares managed by Avenue Energy Opportunities Partners II, LLC.

Response:

We acknowledge the Staff’s comment and kindly advise the Staff that Avenue Energy Opportunities Partner II, LLC (“Avenue”) is no longer a beneficial owner of more than five percent of the outstanding Noble Shares, and that we have revised the disclosure on page 280 of the Revised Registration Statement to remove Avenue from the beneficial ownership table.

Annex G Written Opinion of Ducera, page G-1

27. Staff’s comment: The opinion of Ducera Securities LLP states that it may not be referred to in any publicly filed document without the prior written consent of Ducera and “that any description or reference to Ducera or summary of this opinion in the disclosure document is in a form acceptable to Ducera.” Please revise to provide the consent to the inclusion of the opinion and the references to the opinion required by its terms.

Response:

We acknowledge the Staff’s comment and, as discussed with the Staff, we respectfully refer to Exhibit 99.1.

General

28. Staff’s comment: We note that the forum selection provision set forth in Section 241 of the form of Topco articles of incorporation provides that the courts of England and Wales shall have exclusive jurisdiction to determine any and all disputes brought by a member in that member’s capacity as such against the Company and/or the Board and/or any of the Directors

individually or collectively, arising out of or in connection with the articles or any obligations arising out of or in connection with the articles. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note your disclosure on page 267 in the Comparison of Shareholder Rights section that the Topco Articles of Association will provide that English courts have exclusive jurisdiction “with respect to any suits” brought by shareholders against Topco or its directors. We also note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 271 and ALT-49 of the Revised Registration Statement. Additionally, we have revised the form of Topco articles of incorporation accordingly, which can be found on Annex page B-51.

29. Staff’s comment: Please file a tax opinion with respect to the material tax consequences to holders of Maersk Drilling shares who participate in the exchange offer, or tell us why you do not believe one is required to be filed. See Item 601(b)(8) of Regulation S-K. In that regard, we note the disclosure on page ALT-18 regarding the “tax-exempt” share-for-share exchange.

Response:

We acknowledge the Staff’s comment and note that the reference to the “tax-exempt” share-for-share exchange on page ALT-18 relates to Danish tax considerations for certain Danish tax resident shareholders. At the outset, the share-for-share exchange contemplated by the Offer will be qualified for Danish tax purposes as a taxable share-for-share exchange. As set out in the revised disclosure beginning on page ALT-29 of the Revised Registration Document, for certain Danish tax resident Maersk Drilling Shareholders who wish to participate in a tax-exempt share-for-share exchange, a permission from the Danish Tax Authority must be obtained in order for Danish tax resident shareholders to elect a tax-exempt share-for-share exchange. Maersk Drilling expects prior to publication of the Offer to receive confirmation from the Danish Tax Authority that upon request from a Danish tax resident Maersk Drilling Shareholder such permission can be obtained. The Danish tax resident Maersk Drilling Shareholders will be informed by Topco or Maersk Drilling that each Danish tax resident Maersk Drilling Shareholder after completion of the offer will be offered the option to apply for an individual permission for a tax-exempt treatment of the share-for-share exchange by registration of such election with Topco or Maersk Drilling (as further instructed), or in the absence of such election carry out the share exchange as a taxable transaction for Danish tax purposes. Given that the Danish tax treatment as a tax-exempt share-for-share exchange for certain Danish tax resident Maersk Drilling shareholders is subject to and conditioned on Maersk Drilling’s receipt of the confirmation from the Danish Tax Authority and the subsequent Danish tax permission from the Danish Tax Authority, we do not believe a Danish tax opinion is required.

Further, we have prepared disclosure on the US tax considerations for U.S. shareholders of Maersk Drilling shares who participate in the exchange offer beginning on page ALT-20 of the Revised Registration Statement. As the exchange offer is expected to be a taxable transaction for U.S. federal income tax purposes and this is now set out in the disclosure, we do not believe a US tax opinion is required.

30. Staff’s comment: We note that the audit opinion on page F-14 does not extend to the financial statements covering the 2018 fiscal year. Please clarify whether such financial statements have not previously been audited, if you anticipate updating the filing to include audited financial statements for 2021 in place of those covering 2018 prior to effectiveness, or have other reasons for limiting the audited periods to two years.

Response:

We acknowledge the Staff’s comment, and respectfully advise that we anticipate updating the Registration Statement to include Maersk Drilling’s audited financial statements as of and for the year ended December 31, 2021 at which point we will remove Maersk Drilling’s financial statements as of and for the year ended December 31, 2018, prior to seeking effectiveness.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Sean Wheeler, Debbie Yee or Julia Danforth of Kirkland & Ellis LLP at (713) 836-3427, (713) 836-3630 or (713) 836-3694, respectively, with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

NOBLE FINCO LIMITED

By:	/s/ Robert W. Eifler
Name:	Robert W. Eifler
Title:	Chief Executive Officer and Director

Enclosures

cc:	William E. Turcotte (Noble Finco Limited)

Connie Milonakis (Davis Polk &Wardwell London LLP)